As filed with the Securities and Exchange Commission on January 21, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
To

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act Of 1934

EMCORE CORPORATION

(Name of Subject Company)

EMCORE CORPORATION, AS ISSUER

(Name of Filing Persons)

5% CONVERTIBLE SUBORDINATED NOTES DUE MAY 15, 2006

(Title of Class of Securities)

290846AA2

(CUSIP Number of Class of Securities)

Howard W. Brodie, Esq.
Thomas G. Werthan
145 Belmont Drive
Somerset, New Jersey 08873
(732) 271-9090

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
John E. Welch, Esq.
Ian T. Graham, Esq.
Jenner & Block LLP
601 Thirteenth Street, NW
Washington, D.C. 20005
(202) 639-6000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$145,575,000 (1)	$11,777.02 (2)

(1)	Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of December 23, 2003 of the maximum amount of the 5% Convertible Subordinated Notes due May 15, 2006 that may be received by the Registrant from tendering holders in the exchange offer described herein.

(2)	Registration fee previously paid in connection with the Issuer's Registration Statement on Form S-4 filed December 24, 2003.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,777.02	Filing Party:	EMCORE Corporation
Form or Registration No.:	S-4	Date Filed:	December 24, 2003

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

INTRODUCTION

This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by EMCORE Corporation, a New Jersey corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to exchange (the "Exchange Offer") up to $88,962,500 principal amount of its new 5% Convertible Senior Subordinated Notes due May 15, 2011 and $56,612,500 payable in common stock, based on the average of the closing bid prices of its common stock for the five consecutive trading days ending on and including the third trading day prior to the expiration date, up to a maximum of 10,542,365 shares, for up to $161,750,000 principal amount of its existing 5% Convertible Subordinated Notes due May 15, 2006 ("Existing Notes"), upon the terms and subject to the conditions set forth in the Company's prospectus forming a part of the Company's Registration Statement on Form S-4 (File No. 333-111585) filed with the Securities and Exchange Commission on December 24, 2003 (the "Registration Statement"), and the related Letter of Transmittal for the Exchange Offer (the "Letter of Transmittal"), which are filed as Exhibits (a)(1)(A) and (a)(1)(C) hereto, respectively.

The Schedule TO is hereby amended and supplemented as follows:

Item 12.    Exhibits.

(a)(1)(A)	Preliminary prospectus dated January 21, 2004 (incorporated herein by reference to the Registration Statement).

(a)(1)(B)	Form of Senior Subordinated Indenture between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 4.3 of the Registration Statement).*

(a)(1)(C)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 of the Registration Statement).

(a)(1)(D)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit 99.2 of the Registration Statement).

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit 99.3 of the Registration Statement).

(a)(1)(F)	Form of Letter to Clients (incorporated herein by reference to Exhibit 99.4 of the Registration Statement).

*	Previously filed.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMCORE CORPORATION
By: /s/ Reuben F. Richards, Jr.

Name:	Reuben F. Richards, Jr.

Title:	President and Chief Executive Officer

Dated:	January 21, 2004